UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ENERGY FOCUS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29268T300

(CUSIP Number)

January 19, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☒ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
	Cheng Bi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	China

	5	SOLE VOTING POWER

NUMBER OF		355,900

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		355,900

WITH:	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	393,200

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	3.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 4. Ownership

(a)

Amount beneficially owned: 355,900 shares of Common Stock, $0.0001 par value per share, of Energy Focus, Inc. (the “Company”), consisting of 155,900 shares and warrants immediately exercisable to acquire 200,000 shares.

(b)	Percent of class: 3.8% (1)

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 355,900

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 355,900

(iv) Shared power to dispose or to direct the disposition of: 0

(1)

Based on information set forth in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, filed on November 13, 2014 (which reported that there were 9,417,844 shares outstanding as of November 11, 2014).

Item 5.      Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     February 12, 2015

By:	/s/ Cheng Bi
Cheng Bi